
STAMPEDE OILS INC.

02 JAN 31 AM 8:18

October 31, 2001


02002820

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdB
Encl.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

e.s.corp.sec.jan01

dw 1/31

1700, 520 - 5th Avenue S.W., Calgary, Alberta T2P 3R7 Telephone: (403) 265-6166 / Telecopier: (403) 265-0893

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE

PRIVATE PLACEMENT

CALGARY, ALBERTA, October 18, 2001 – Stampede Oils Inc. advises that a private placement financing which entailed the sale of 1,333,333 Class "A" common voting treasury shares at a price of $0.25 per share has been completed.

The Alberta Energy and Utilities Board public Hearing on the operations of the Stampede Turner Valley 2-34-20-3 W5M well commenced on Tuesday, October 2nd and was completed in the early evening on Wednesday, October 10, 2001. Stampede is not aware of when a Decision will be forthcoming, but has been advised that it should be prior to 90 days of the close of the Hearing.

For further information contact P. de Bruycker (403) 265-6166

Stampede Oils Inc. is listed on the Canadian Venture Exchange under the symbol **STF**.

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

NEWS RELEASE

PRIVATE PLACEMENT

CALGARY, ALBERTA, October 18, 2001 – Stampede Oils Inc. advises that a private placement financing which entailed the sale of 1,333,333 Class "A" common voting treasury shares at a price of $0.25 per share has been completed.

The Alberta Energy and Utilities Board public Hearing on the operations of the Stampede Turner Valley 2-34-20-3 W5M well commenced on Tuesday, October 2nd and was completed in the early evening on Wednesday, October 10, 2001. Stampede is not aware of when a Decision will be forthcoming, but has been advised that it should be prior to 90 days of the close of the Hearing.

For further information contact P. de Bruycker (403) 265-6166

Stampede Oils Inc. is listed on the Canadian Venture Exchange under the symbol **STF**.

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

TURNER VALLEY PROJECT
(Website Advisory)

October 16, 2001

1. Stampede Turner Valley 2-34-20-3 W5M (24.3125% W.I.)
   Section 42 Hearing

The Alberta Energy and Utilities Board (EUB) public Hearing on the operations of the Stampede Turner Valley 2-34-20-3 W5M well commenced on Tuesday, October 2nd and was completed in the early evening of Wednesday, October 10, 2001.

Stampede is under advisement that until such time as the Decision is rendered the Company is not in a position to discuss the related details.

The services of Dr. George Kupfer of Fresh Start Limited, a recognized mediation specialist in this type of proceeding, were made available in order to have a balanced third party representation during the proceedings. Also in attendance by way of third-party intervention, was a shareholder group and Curlew Lake Resources Inc., a working interest partner in the subject well.

Stampede, at this time, is not aware of when the Decision will be forthcoming but is advised that it should be prior to 90 days of the close of the Hearing and can be expected to reflect the EUB policy of fairness and impartiality related to all parties involved in such proceedings.

2. Impact et al Whiskey Creek 3-8-22-3 W5M (6.7735% W.I., 11.236% APO)

The operator has recently obtained the well license necessary to enable drilling to commence. The rig for this operation is currently drilling a follow-up directional well, immediately to the south of the recent Startech Whiskey Creek 7-5 Turner Valley imbricate gas discovery well.

The Stampede petroleum and natural gas (P&NG) lease, Sec 8 Twp 22 Rge 3 W5M, is located adjacent to and immediately north of the Startech discovery well. The start-up of the 3-8 well drilling operation is expected in December of this year.

A follow-up well to the 3-8 well is to be drilled after the completion of the 3-8 well. This well is to be drilled in Section 16, adjacent to and immediately north of Section 8.

3. Turner Valley South (Hartell) Devonian Gas Pool (21.250% BPO, 10.625% APO)

The new operator for this project advises that the deepening operation for the 11-12-19-2 W5M offset well to the Stampede Bcat et al Hartell 4-13-19-2 W5M gas discovery well is to commence early this coming year.

Both the original 4-13 discovery well and the offset 11-12 (6-12 bottom hole location) wells together, should be capable of in excess of 10-12 million cubic feet (mmcf) of gas production per day.

4. Stampede Bcat et al TV 7-25-20-3 W5M (28.30% working interest)

Subsequent to the results of the current Stampede Turner Valley 2-34-20-3 W5M well EUB Hearing, the 7-25 well will be production tested. The gas/water interface was encountered in this wellbore with an approximate 45 foot gas zone in the top of the Devonian Crossfield zone.

5. Stampede Bcat et al TV 6-23-20-3 W5M (21.25% BPO, 11.69% APO)

A minor sidetrack drilling operation will be conducted on this well in order to intersect the Regional Turner Valley oil leg in a higher structural position than where encountered in the existing wellbore. By sidetracking approximately 800 metres to the east - southeast, the oil zone should be encountered 150 feet higher. The current wellbore has approximately 38 feet of oil section sitting on the underlying water leg.

This operation will start after the results of the current 2-34 oil well EUB Hearing are received.

6. Turner Valley North Area Gas Pipeline Development

The installation of an approximate 22-mile 10-inch sour gas pipeline to the nearby Quirk Creek Gas Plant is expected to be completed by the end of October. This pipeline will take gas production, shortly thereafter, from the currently shut-in IMP Berkley Turner Valley 8-21-21-3 W5M and the BPC et al Turner Valley 10-16-21-3 W5M gas wells. Stampede has the following interests in these two wells:

IMP Berkley Turner Valley 8-21-21-3 W5M	5.562%/18.60% (APO)
BPC et al Turner Valley 10-16-21-3 W5M	6.563% (APO)

7. Production Revenue

Revenue from the Turner Valley North gas operations and the Turner Valley South (Hartell) gas pool are expected to be at a fairly substantial level in the coming year. Oil production revenues from the Turner Valley North oil project should finally also commence.

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol STF.


STAMPEDE OILS INC.

82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

TURNER VALLEY PROJECT
(Website Advisory)

October 16, 2001

1. Stampede Turner Valley 2-34-20-3 W5M (24.3125% W.I.)
   Section 42 Hearing

The Alberta Energy and Utilities Board (EUB) public Hearing on the operations of the Stampede Turner Valley 2-34-20-3 W5M well commenced on Tuesday, October 2nd and was completed in the early evening of Wednesday, October 10, 2001.

Stampede is under advisement that until such time as the Decision is rendered the Company is not in a position to discuss the related details.

The services of Dr. George Kupfer of Fresh Start Limited, a recognized mediation specialist in this type of proceeding, were made available in order to have a balanced third party representation during the proceedings. Also in attendance by way of third-party intervention, was a shareholder group and Curlew Lake Resources Inc., a working interest partner in the subject well.

Stampede, at this time, is not aware of when the Decision will be forthcoming but is advised that it should be prior to 90 days of the close of the Hearing and can be expected to reflect the EUB policy of fairness and impartiality related to all parties involved in such proceedings.

2. Impact et al Whiskey Creek 3-8-22-3 W5M (6.7735% W.I., 11.236% APO)

The operator has recently obtained the well license necessary to enable drilling to commence. The rig for this operation is currently drilling a follow-up directional well, immediately to the south of the recent Startech Whiskey Creek 7-5 Turner Valley imbricate gas discovery well.

The Stampede petroleum and natural gas (P&NG) lease, Sec 8 Twp 22 Rge 3 W5M, is located adjacent to and immediately north of the Startech discovery well. The start-up of the 3-8 well drilling operation is expected in December of this year.

A follow-up well to the 3-8 well is to be drilled after the completion of the 3-8 well. This well is to be drilled in Section 16, adjacent to and immediately north of Section 8.

3. Turner Valley South (Hartell) Devonian Gas Pool (21.250% BPO, 10.625% APO)

The new operator for this project advises that the deepening operation for the 11-12-19-2 W5M offset well to the Stampede Bcat et al Hartell 4-13-19-2 W5M gas discovery well is to commence early this coming year.

Both the original 4-13 discovery well and the offset 11-12 (6-12 bottom hole location) wells together, should be capable of in excess of 10-12 million cubic feet (mmcf) of gas production per day.

4. Stampede Bcat et al TV 7-25-20-3 W5M (28.30% working interest)

Subsequent to the results of the current Stampede Turner Valley 2-34-20-3 W5M well EUB Hearing, the 7-25 well will be production tested. The gas/water interface was encountered in this wellbore with an approximate 45 foot gas zone in the top of the Devonian Crossfield zone.

5. Stampede Bcat et al TV 6-23-20-3 W5M (21.25% BPO, 11.69% APO)

A minor sidetrack drilling operation will be conducted on this well in order to intersect the Regional Turner Valley oil leg in a higher structural position than where encountered in the existing wellbore. By sidetracking approximately 800 metres to the east - southeast, the oil zone should be encountered 150 feet higher. The current wellbore has approximately 38 feet of oil section sitting on the underlying water leg.

This operation will start after the results of the current 2-34 oil well EUB Hearing are received.

6. Turner Valley North Area Gas Pipeline Development

The installation of an approximate 22-mile 10-inch sour gas pipeline to the nearby Quirk Creek Gas Plant is expected to be completed by the end of October. This pipeline will take gas production, shortly thereafter, from the currently shut-in IMP Berkley Turner Valley 8-21-21-3 W5M and the BPC et al Turner Valley 10-16-21-3 W5M gas wells. Stampede has the following interests in these two wells:

IMP Berkley Turner Valley 8-21-21-3 W5M	5.562%/18.60% (APO)
BPC et al Turner Valley 10-16-21-3 W5M	6.563% (APO)

7. Production Revenue

Revenue from the Turner Valley North gas operations and the Turner Valley South (Hartell) gas pool are expected to be at a fairly substantial level in the coming year. Oil production revenues from the Turner Valley North oil project should finally also commence.

STAMPEDE OILS INC. is listed on the Canadian Venture Exchange under the symbol STF.